UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                DECEMBER 31, 1999



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Item 1 is only required to be reported for the first three calendar quarters of the fiscal year.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                      Principal                             Person to                           Consideration
Company            Type of            amount of     Issue or    Cost of    whom security    Collateral given    received for
issuing security   security issued    security      renewal     capital     was issued      with security       each security
----------------   ---------------   ------------  ---------   ---------   --------------   ----------------   --------------
                                       (000's)



DECCO               Loan note          $3,820                              CSW Energy

Eastex
Cogeneration LP     Loan note          11,491                              CSW Energy

Frontera
Generation, LP      Loan note          13,460                              CSW Energy

CSW Power
Marketing, Inc.     Loan Note             241                              CSW Energy

Utility Data        Non-voting                                             Public
Resources, Inc.     convertible                                            Service
                    preferred             500                              Company of
                    stock                                                  Oklahoma

Powerware           Non-voting                                             Public
Solutions, Inc.     convertible                                            Service
                    preferred             250                              Company of
                    stock                                                  Oklahoma

Nuvest, L.L.C.      Membership
                    units              22,300                              ESI


Company          Company       Amount of
contributing     receiving     capital
capital          capital       contribution
---------------- ------------- ------------
                                 (000's)
None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

                                                             Direct    Indirect
Reporting company    Associate company   Types of             costs     costs   Cost of   Total
rendering services   receiving services  services rendered   charged   charged  capital   amount  billed
-------------------- ------------------- ------------------ --------- --------- --------- --------------
                                                             (000's)   (000's)               (000's)


EnerShop, Inc.       CSW Power           Lease
                     Marketing, Inc.     Management             5                                5

EnerShop, Inc.       West Texas          Energy
                     Utilities           Conversation
                                         Services            9(a)                             9(a)

CSW Power            EnerShop, Inc.      Lease
Marketing, Inc.                          Management            51                               51

Utility Data         Central and South   Pricing and
Resources, Inc.      West Services,      Billing              138                              138
                     Inc.                Services

Nuvest, L.L.C.       South Texas         Staffing           1,360                            1,360
                     Project

Nuvest, L.L.C.       Central and South   Staffing
                     West Services,                           161                              161
                     Inc.

(a) Amount shown is for current quarter only. Cumulative service amounts at December 31, 1999 for total $3,293.


Part II - Transactions performed by associate companies on behalf of reporting companies

                                                             Direct    Indirect
Reporting company    Associate company   Types of             costs     costs   Cost of   Total
rendering services   receiving services  services rendered   charged   charged  capital   amount  billed
-------------------- ------------------- ------------------ --------- --------- --------- --------------
                                                             (000's)   (000's)               (000's)


CSW Power            EnerShop, Inc.      Lease
Marketing, Inc.                          Management           $51                              $51

EnerShop, Inc.       CSW Power           Lease
                     Marketing, Inc.     Management             5                                5

CSW Energy, Inc.     Orange              Plant                481     $ 181                    662
                     Cogeneration, LP    services

CSW Energy, Inc.     Polk                Plant                361       176                    537
                     Cogeneration, LP    services

CSW Services         Sweeny
International, Inc.  Cogeneration, LP    Plant                506       239                    745
                                         services

CSW Dev I, Inc.      Polk                Plant                105         0                    105
                     Cogeneration, LP    Services

CSW Energy, Inc.     Eastex              Plant                 31        44                     75
                     Cogeneration, LP    Services


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (thousands):

Total consolidated capitalization as of
  December 31, 1999                                           $7,857,321  line 1

Total capitalization multiplied by 15%                         1,178,598  line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                               1,178,598  line 3



Total current aggregate investment: (thousands)(Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1:  Energy Services                16
   Energy-related Category 5:  Energy Marketing               29
   Energy-related Category 7:  Maintenance Services           15
   Energy-related Category 8:  Qualifying Facility            75
   Energy-related Categories 2,3,4,6,9,10                      0

     Total current aggregate investment                              135  line 4
                                                               ---------

Difference between the greater of $50 million or 15% of
  capitalization and the total aggregate investment
  of the registered holding company system
  (line 3 less line 4)                                        $1,178,463  line 5
                                                               =========

Investments in gas-related companies:

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Gas-related business Categories 1 and 2                    --

      Total current aggregate investment                             $0
                                                               =========

ITEM 5 - OTHER INVESTMENTS

Major line of        Other            Other
energy-related       investment in    investment in     Reason for difference in other investment
business             last U-9C-3      this U-9C-3
                     report           report
-------------------- ---------------- ----------------- -------------------------------------------------
                         (000's)          (000's)


Energy services          $ 2,696             $0         Amounts invested prior to April 1, 1997 are
                                                        excluded from Item 4

Maintenance                 0                0
services

Qualifying facility     $ 194,644            0          Amounts invested prior to April 1, 1997 are
                                                        excluded from Item 4




ITEM 6 - FINANCIAL STATEMENTS AND
EXHIBITS

Financial Statements

Financial statements are only required to be provided for the first three calendar quarters of the fiscal year.


Exhibits  (Exhibits B, C, D & E are filed confidentially under separate cover)
------------------------------------------------------------------------------

Exhibit A - Certificate of Central and South West Corporation

Exhibit B - Energy Conservation Measure,  Utility/Energy  Service Company Agency
  Agreement between West Texas Utilities and Enershop.

Exhibit C - PowerPrice 2000 License and Services  Agreement between Utility Data
  Resources and Central and South West Services Corporation

Exhibit D1* - Transaction contract (#ST401078) between Nuvest, L.L.C. and the
  South Texas Project.
Exhibit D1.1* - Amendment to contract #ST401078

Exhibit D2* - Transaction contract (#ST401311) between Nuvest, L.L.C. and the
  South Texas Project.
Exhibit D2.1* - Amendment to contract #ST401311

Exhibit E* - Transaction contract (#ENG-1669) between Nuvest, L.L.C. and Central and South West Services, Inc.


* Note: Contracts submitted are the original plus the latest modification or amendment to each contract.


Please contact Ms. Susan Parker at (214) 777-3682 with inquiries concerning this report.


                                         SIGNATURE

                                         Central and South West Corporation


                                             /s/  Lawrence B. Connors
                                         By: Lawrence B. Connors
                                             (Name)

                                             Controller
                                             (Title)

                                             March 30, 2000
                                             (Date)